UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

iBasis, Inc.

(Name of Subject Company)

iBasis, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

450732201

(CUSIP Number of Class of Securities)

Ofer Gneezy
President & Chief Executive Officer
20 Second Avenue, Burlington, MA 01803
(781) 505-7500

(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael L. Fantozzi, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. One Financial Center Boston, MA 02111 617-348-1640	Mark S. Flynn Chief Legal Officer and Corporate Secretary iBasis, Inc. 20 Second Avenue Burlington, MA 01803 781-505-7955	Dennis J. Friedman, Esq. Eduardo Gallardo, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 212-351-4000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) amends and supplements the Schedule 14D-9, originally filed by iBasis, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 30, 2009, relating to the tender offer by KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”), which is a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“KPN”), pursuant to which Purchaser has offered to buy all outstanding Shares that it does not already own for $1.55 per Share net to the seller in cash, without interest and less required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated July 28, 2009 (the “Offer to Purchase”) and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed by KPN and Purchaser under cover of Schedule TO with the SEC on July 28, 2009. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 7.    Purposes of the Transaction and Plans or Proposals.

The second paragraph of Item 7 of the Schedule 14D-9 is hereby amended and restated as follows:

“Since the commencement of KPN’s Offer, the Company has received an indication of interest from another third party with respect to a possible business combination transaction involving the Company. The Special Committee intends to pursue discussions with such third party regarding a potential transaction or any other similar proposals that may be made in the future by other third parties, with a view to maximizing value for the minority shareholders.  In light of the foregoing, the Special Committee also intends to approach KPN on a preliminary basis to determine whether KPN is prepared to substantially increase its grossly inadequate Offer price to a level the Special Committee deems appropriate to commence negotiations, and the Special Committee may determine to pursue further discussions and negotiations with KPN.  The Special Committee, on behalf of the Board of Directors of the Company, has determined that disclosure with respect to the parties to, and the possible terms of any transactions or proposals described above or in the following paragraph would jeopardize any negotiations that the Company may conduct. Accordingly, the Special Committee has instructed its advisors and Company management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.  There can be no assurance that any discussions with KPN or any other third party will result in a proposal, further negotiations or the consummation of a transaction.

Except as described above and except as otherwise set forth in this Statement, the Company is not undertaking or engaged in any negotiation in response to the Offer that relates to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person or (4) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company.”

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iBASIS, INC.

	By:	/s/ Mark S. Flynn
		Name:	Mark S. Flynn
		Title:	Chief Legal Officer and Corporate Secretary

Dated: September 14, 2009

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